UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

HealthTronics Surgical Services, Inc.
 (Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

42222L107
(CUSIP Number)

Argil J. Wheelock, M.D.
Chairman and Chief Executive Officer
HealthTronics Surgical Services, Inc.
1841 West Oak Parkway, Suite A
Marietta, GA 30062
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 11, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 42222L107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Argil J. Wheelock, M.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)	Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
7.	Sole Voting Power	1,597,364*

8.	Shared Voting Power	0

9.	Sole Dispositive Power	1,597,364*

10.	Sole Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,597,364*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	12.6%**

14.	Type of Reporting Person (See Instructions)	IN

*Represents (i) 1,334,364 shares of HealthTronics common stock, and (ii) 263,000 shares of HealthTronics common stock issuable upon exercise of options. See discussion in Item 5 below.

**Based on number of shares of HealthTronics common stock outstanding as of June 11, 2004.

Item 1. Security and Issuer

This statement relates to the common stock, no par value, of HealthTronics Surgical Services, Inc., a Georgia corporation (the "Issuer" or "HealthTronics"). The Issuer has its principal executive offices at 1841 West Oak Parkway, Suite A, Marietta, Georgia 30062.

Item 2. Identity and Background

(a) - (c). This statement on Schedule 13D is being filed by Argil J. Wheelock, M.D., as an individual (“Dr. Wheelock”). Dr. Wheelock’s business address is 1841 West Oak Parkway, Suite A, Marietta, Georgia 30062. Dr. Wheelock is the Chairman and Chief Executive Officer of HealthTronics, which has principal executive offices at 1841 West Oak Parkway, Suite A, Marietta, Georgia 30062. HealthTronics provides various services in the urology and orthopaedics business. The primary component of HealthTronics’ urology business is lithotripsy, a non-invasive procedure for treating kidney stones. Also in the urology sector, HealthTronics provides transurethral microwave therapy, a non-invasive treatment for benign prostate disease, and cryosurgery, a non-invasive treatment for cancerous conditions of the prostate. In orthopaedics, HealthTronics provides non-invasive surgical solutions for a wide variety of orthopaedic conditions such as chronic plantar fasciitis and chronic lateral epicondylitis, more commonly known as heel pain and tennis elbow, respectively.

(d) - (e). During the last five years, Dr. Wheelock has not been (i) convicted in a criminal proceeding, (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). Dr. Wheelock is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration

To induce Prime Medical Services, Inc., a Delaware corporation (“Prime”), to enter into the Agreement and Plan of Merger, dated June 11, 2004, by and among Prime and HealthTronics (the "Merger Agreement"), Dr. Wheelock, as a shareholder of HealthTronics, entered into a voting agreement with HealthTronics and Prime with respect to certain shares of HealthTronics common stock beneficially owned by Dr. Wheelock. Neither Dr. Wheelock, HealthTronics, nor Prime has paid additional consideration to the other in connection with the execution and delivery of the voting agreement. For a description of the voting agreement, see "Item 4. Purpose of the Transaction" below, which description is incorporated herein by reference in response to this Item 3.

Item 4. Purpose of the Transaction

(a) - (b). Pursuant to the Merger Agreement, Prime will merge with and into HealthTronics (the "Merger") and the surviving entity (the "Surviving Corporation") will be HealthTronics.

As a result of the Merger, HealthTronics will continue as a public corporation and Prime's existence will cease. The consummation of the transactions contemplated by the Merger Agreement is subject to the satisfaction or waiver of several closing conditions, including the approval of the shareholders of Prime and HealthTronics. Reference is made to the terms and conditions set forth in the Merger Agreement, which is incorporated herein by reference.

In connection with the execution of the Merger Agreement, Dr. Wheelock, Prime and HealthTronics entered into a voting agreement, dated June 11, 2004 (the "Voting Agreement"), whereby Dr. Wheelock shall, including by executing a written consent solicitation if requested by Prime, vote (or cause to be voted) the shares of HealthTronics common stock held by Dr. Wheelock: (a) in favor of the Merger, the adoption by HealthTronics of the Merger Agreement and the approval of the terms thereof and each of the other transactions expressly contemplated by the Merger Agreement and (b) against any transaction, agreement, matter or Wave Acquisition

Proposal (as defined in the Merger Agreement) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Merger Agreement.

The purpose of the Voting Agreement is to facilitate the merger of Prime with and into HealthTronics, pursuant to the terms of the Merger Agreement. As such, the Voting Agreement terminates automatically immediately upon the termination of the Merger Agreement.

(c). Not applicable.

(d). Immediately after giving effect to the consummation of the transactions contemplated by the Merger Agreement, the members of the Board of Directors of the Surviving Corporation shall be increased to eleven (11), six (6) of which shall be designated by Prime, four (4) of which shall be designated by HealthTronics, and one (1) of which shall be designated by the Prime designees, as a group, and the HealthTronics designees, as a group.

(e). Immediately prior to the Merger, the HealthTronics articles of incorporation shall be amended to increase the number of authorized shares of common stock of the Surviving Corporation as described in the Merger Agreement.

(f). Not applicable.

(g). In connection with the Merger, the HealthTronics articles of incorporation and bylaws immediately before the Merger will become the Surviving Corporation's articles of incorporation and bylaws immediately after the Merger. The corporate existence of Prime will cease.

(h). Not applicable.

(i) - (j). Not applicable.

Except as indicated in this statement on Schedule 13D, Dr. Wheelock has no specific plans or proposals that relate to or would result in any change to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing summaries of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the applicable agreements, which are attached hereto as Exhibits 1 and 2, respectively, and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) - (b). Dr. Wheelock is the beneficial and record owner of 1,334,364 shares of HealthTronics common stock. An additional 263,000 shares of HealthTronics common stock are also owned beneficially by Dr. Wheelock for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, because they are issuable upon exercise of options held by him which are exercisable within 60 days. Such shares (the “Shares”) together represent 12.6% of the 12,385,739 shares of HealthTronics common stock presently outstanding (excluding treasury shares) plus those 263,000 options to purchase shares of HealthTronics common stock.

Dr. Wheelock, subject to the terms of the Voting Agreement, has the sole power to vote and dispose of the Shares.

As a result of entering into the Voting Agreement, Prime may be deemed to share with Dr. Wheelock the power to vote, and to be the beneficial owner of, the Shares.

Notwithstanding the foregoing, however, Prime (i) is not entitled to any rights as a shareholder of HealthTronics with respect to the Shares and (ii) has no power to vote, direct the voting of, dispose of, or direct the disposal of, any of the Shares other than the power provided pursuant to the Voting Agreement. Prime does not own any shares of HealthTronics common stock. In its Schedule 13D filed on June 22, 2004, Prime disclaims beneficial ownership of any shares of HealthTronics common stock (including the Shares).

(c). Except as described herein, there have been no transactions in shares of HealthTronics common stock by Dr. Wheelock during the past sixty (60) days.

(d) - (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the matters set forth herein in response to Items 3-5 above, Dr. Wheelock is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of HealthTronics, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger dated as of June 11, 2004, by and among Prime Medical Services, Inc., and HealthTronics Surgical Services, Inc. (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed by HealthTronics on June 15, 2004).

Exhibit 2	HealthTronics Surgical Services, Inc. Voting Agreement dated as of June 11, 2004, by and among Prime Medical Services, Inc., HealthTronics Surgical Services, Inc. and Argil J. Wheelock, M.D. (incorporated herein by reference to Exhibit 10.2 to Current Report on Form 8-K filed by HealthTronics on June 15, 2004).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2004

/s/ Argil J. Wheelock
Argil J. Wheelock, M.D.

EXHIBIT INDEX

Exhibit 1	Agreement and Plan of Merger dated as of June 11, 2004, by and among Prime Medical Services, Inc., and HealthTronics Surgical Services, Inc. (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed by HealthTronics on June 15, 2004).

Exhibit 2	HealthTronics Surgical Services, Inc. Voting Agreement dated as of June 11, 2004, by and among Prime Medical Services, Inc., HealthTronics Surgical Services, Inc. and Argil J. Wheelock, M.D. (incorporated herein by reference to Exhibit 10.2 to Current Report on Form 8-K filed by HealthTronics on June 15, 2004).